USFS Funds Trust
11270 West Park Place, Suite 1025
Milwaukee, Wisconsin 53224

February 5, 2013

VIA EDGAR TRANSMISSION

Mr. Dominic Minore
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	USFS Funds Trust (the “Trust” or the “Registrant”) Pre-Effective Amendment No. 1 to Registration Statement on Form N-1A Registration Numbers 333-183994; 811-22750

Dear Mr. Minore:

This correspondence responds to comments the Trust received from you via telephone conference on January 24, 2013 with respect to the Trust’s previous correspondence regarding your comments on Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A for the USFS Funds Limited Duration Government Fund and the USFS Funds Tactical Asset Allocation Fund, each a series of the Trust (the “New Funds” or the “Funds”). The Funds are expected to be the successors to identically-named series (the “Old Funds”) of The Advisors’ Inner Circle Fund following a reorganization (the “Reorganization”) expected to take place on or about March 28, 2013.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)
should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(3)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(4)	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and the Trust’s responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

Registration Statement

Comment 1.
Please provide additional analysis regarding the Registrant’s determination that shareholders are not being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization.

Response:             The Registrant understands that this comment relates to the use of a Schedule 14A proxy statement for shareholder consideration of the Reorganization as opposed to a separate registration of shares under the Securities Act of 1933, as amended (the “1933 Act”), issued as part of the Reorganization. It should be noted that, as a threshold matter, while the Registrant believes that shareholders of the Old Funds are not being asked to make a new investment decision in connection with their consideration of the Reorganization, even if the Commission staff determined otherwise, shares of the New Funds issued pursuant to the Reorganization would not need to be separately registered under the 1933 Act (i.e., it would still be appropriate for the Old Funds to utilize a Schedule 14A proxy statement) based on Rule 145(a)(2) and the Commission’s broad no-action and interpretive guidance related thereto. Further citations to this guidance are included in the analysis below for your reference.

The Registrant does not believe that shareholders of the Old Funds are being asked to make a new investment decision in connection with their consideration of whether to approve the Reorganization because the terms of the Reorganization provide for continuity of shareholder investment expectations in all material aspects. While there are certain differences between the Old Funds and New Funds, those differences relate to subject matters that the Commission staff has consistently found to be appropriately handled in Schedule 14A proxy statements.

Additionally, it may be helpful for you to understand that the changes in the New Funds’ registration statement are not solely due to the Reorganization. Rather, because the New Funds are intended to be a continuation of the investment operations of the Old Funds and because of the timing of the Reorganization, the new registration statement reflects both (a) routine disclosure changes that would otherwise have been made in connection with the annual update to the Old Funds’ registration statement and (b) disclosure changes directly related to the Reorganization. While the Registrant believes that even the cumulative effect of these changes does not constitute a new investment decision, it may be instructive to consider that a significant portion of the disclosure changes would apply even in the absence of the Reorganization (i.e., they would otherwise have been incorporated into the Old Funds’ registration statement to be effective no later than April 30, 2013).

Prospectus Updates

Fund Operating Expense Disclosure Updates

The New Funds’ prospectus has been revised to reflect the estimated fees and expenses charged by the New Funds’ new service providers. Additionally, the prospectus reflects new contractual expense limitation agreements that will limit the total annual fund operating expenses for each New Fund for a period of at least two years. Restating the fees and expenses of a fund is a routine matter for a fund when a change in service providers (or any other cause) results in a material change in fund operating expenses. Additionally, the implementation of an expense limitation agreement is a routine matter that may be considered by a fund’s board of trustees any time an advisory agreement is approved. For the New Funds, these changes will have no substantial impact on the operations of the New Funds and only serve to maintain or lower shareholder expenses.

The Commission has previously found that a reorganization of an open-end investment company that included a change in fund expenses, as well as a change in legal structure and domicile, did not require the separate registration of shares under the 1933 Act. In Aetna Variable Fund, Inc.1, the Commission granted no-action relief where, in reliance on Rule 145(a)(2), the requesting party proposed the reorganization of three Maryland corporations into Massachusetts business trusts where changes to the investment advisory agreement would result in a 10–15 basis point increase in fund expenses. Here, the Funds’ expenses will be maintained or lowered as a result of the Reorganization and therefore present no greater impact on security holders than was presented in Aetna, for which the Commission granted no-action relief.

Principal Investment Strategies Disclosure Updates

No significant changes are being made to the investment strategies of the Funds as a result of the Reorganization. When the Funds engaging in their annual prospectus update, the disclosures regarding the Funds’ principal investment strategies are reviewed for opportunities to improve the disclosure by making it clearer, by removing obsolete disclosure or by updating disclosure to better reflect the current implementation of the Funds’ strategies. All changes in the relevant disclosure fall into these categories.

For example, disclosure for the USFS Funds Limited Duration Government Fund that the Fund may principally invest in corporate bonds guaranteed by the Federal Deposit Insurance Corporation under the Temporary Liquidity Guarantee Program (the “Program”) was removed because the Program has expired, rather than because of a change in the Fund’s investment strategy. Additionally, disclosure that the Fund may invest a significant amount of its assets in securities issued by the U.S. Small Business Administration was added to help investors understand how the implementation of the Fund’s strategy (which has not changed) affects its portfolio in the current market environment. Additional changes were made at the request of Commission staff to help clarify certain disclosures.

1 SEC No-Action Letter, 1984 WL 47226 (Jan. 23, 1984).

Similarly, with respect to the USFS Funds Tactical Asset Allocation Fund, the principal strategies disclosure was revised to remove disclosure stating that the Fund may invest principally in futures contracts and real estate investment trusts (“REITs”). These changes were not made as a result of the Reorganization, but rather to reflect the current implementation of the Fund’s strategy. While the Fund will continue to be permitted to invest in futures contracts and REITs (as disclosed in the Fund’s statement of additional information (“SAI”)), the Fund’s adviser has not historically found such investments to be attractive enough to merit inclusion as a principal investment in the Fund’s portfolio and does not anticipate that being the case in the foreseeable future.

The Commission has previously found that a reorganization of an open-end investment company that included a change in a fund’s investment strategy or operations, as well as a change in legal structure, did not require the separate registration of shares under the 1933 Act. In Scudder Common Stock Fund Inc.2, the Commission granted no-action relief where, in reliance on Rule 145(a)(2), the requesting party proposed the reorganization of two Massachusetts corporations into Massachusetts business trusts where the reorganization included changing the name of the fund from “Scudder Common Stock Fund” to “Scudder Growth and Income Fund” and a corresponding change in the fund’s investment objective. Similarly, in PEMCO3, the Commission granted no-action relief where, in reliance on Rule 145(a)(2), the requesting party proposed the reorganization of a New York limited partnership into a Maryland corporation where, among other changes, the investment strategy changed from a “growth-stock approach” to a “value-stock approach”. Here, the clarifications to the Funds’ principal investment strategies present no greater impact on security holders than was presented in Scudder or PEMCO, for which the Commission granted no-action relief.

SAI Updates

Non-Fundamental Investment Restrictions

Similar to the changes in the Funds’ prospectus, changes to the Funds’ non-fundamental investment restrictions were made to clarify disclosure, rather than as a result of the Reorganization. These changes included the deletion of certain non-fundamental restrictions in form only, rather than in substance, because for each such non-fundamental restriction, the Funds are already subject to a corresponding fundamental investment restriction; the non-fundamental restriction solely served to provide the definition from the 1940 Act of certain terms used in the fundamental restriction, rather than subject the Fund to additional restrictions. These changes are not expected to have any impact on the operation of the Funds. See the table below for each deleted non-fundamental restriction and the corresponding, unchanged fundamental restriction.

Fundamental Restriction (no change) Except as noted, each Fund may not:	Non-Fundamental Restriction (deleted) Except as noted, each Fund may not:
Purchase securities of an issuer that would cause the Fund to fail to satisfy the diversification requirement for a diversified management company under the 1940 Act, the rules or regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time. This policy does not apply to the Tactical Asset Allocation Fund.

Purchase securities of any issuer (except securities of other investment companies, securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements involving such securities) if, as a result, more than 5% of the total net assets of the Fund would be invested in the securities of such issuer; or (ii) acquire more than 10% of the outstanding voting securities of any one issuer.  This restriction applies to 75% of the Fund’s total assets.  This policy does not apply to the Tactical Asset Allocation Fund.

Concentrate investments in a particular industry or group of industries, as concentration is defined under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

Purchase any securities which would cause 25% or more of the net assets of the Fund to be invested in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries, provided that this limitation does not apply to investments in obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and repurchase agreements involving such securities.  For purposes of this limitation, (i) utility companies will be classified according to their services, for example, gas distribution, gas transmission, electric and telephone will each be considered a separate industry; and (ii) financial service companies will be classified according to the end users of their services, for example, automobile finance, bank finance and diversified finance will each be considered a separate industry.

2 SEC No-Action Letter, 1984 WL 48397 (Oct. 10, 1984).

3 SEC No-Action Letter, 1988 WL 234537 (May 31, 1988).

Borrow money or issue senior securities (as defined under the 1940 Act), except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

Borrow money from a bank in an amount exceeding 33 1/3% of the value of its total assets, provided that, for purposes of this limitation, investment strategies that either obligate the Fund to purchase securities or require the Fund to segregate assets are not considered to be borrowing.  Asset coverage of at least 300% is required for all borrowing, except where the Fund has borrowed money, from any source, for temporary purposes in an amount not exceeding 5% of its total assets.  The Fund will not purchase securities while its borrowing exceeds 5% of its total assets.

Make loans, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

Make loans if, as a result, more than 33 1/3% of its total assets would be lent to other parties, except that the Fund may: (i) purchase or hold debt instruments in accordance with its investment objective and policies; (ii) enter into repurchase agreements; and (iii) lend its securities.

Purchase or sell commodities or real estate, except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.

Purchase or sell real estate, real estate limited partnership interests, physical commodities or commodities contracts except that the Fund may purchase (i) marketable securities issued by companies which own or invest in real estate (including real estate investment trusts), commodities or commodities contracts; and (ii) commodities contracts relating to financial instruments, such as financial futures contracts and options on such contracts.

The Commission has previously found that a reorganization of an open-end investment company that included a change in a fund’s fundamental investment restrictions, as well as a change in legal structure, did not require the separate registration of shares under the 1933 Act. In Scudder, the reorganization included changing the fund’s fundamental investment restrictions in connection with the fund’s name and strategy changes.4 In PEMCO, the reorganization included changing the fund’s fundamental investment restrictions to permit the transition from a privately-held limited partnership to a public offering of securities.5 Here, the streamlining of the Funds’ non-fundamental investment restrictions presents no greater impact on security holders than was presented in Scudder or PEMCO, for which the Commission granted no-action relief.

Service Provider Information

Information regarding the New Funds’ service providers (other than the investment adviser) replaces information regarding the Old Funds’ service providers. The new service providers are expected to provide comparable or enhanced services to the Funds at fees that are commensurate with or lower than those of the previous service providers. Service providers are selected by the Funds’ Board of Trustees from time-to-time, and the change in service providers is not expected to have a substantial impact on Fund operations.

The Commission has previously found that a reorganization of an open-end investment company that included a change in a fund’s service providers, as well as a change in legal structure, did not require the separate registration of shares under the 1933 Act. In PEMCO, the reorganization included changing the fund’s custodian, transfer agent and independent registered public accounting firm.6 Here, the New Funds’ selection of the new service providers to perform the same functions, as well as a new fund administrator and legal counsel, presents no greater impact on security holders than was presented in PEMCO, for which the Commission granted no-action relief.

4 SEC No-Action Letter, 1984 WL 48397 (Oct. 10, 1984).

5 SEC No-Action Letter, 1988 WL 234537 (May 31, 1988).

6 Id.

Trustee and Officer Information

The Funds’ SAI has been updated with information regarding the Trustees and officers of the New Funds. As a result of the reorganization, the Old Funds will reorganize into series of USFS Funds Trust, a recently organized Delaware statutory trust with its own Board of Trustees and officers. Information regarding each member of the new Board of Trustees, including each such individual’s skills, experience and qualifications to serve as a Trustee, are included in the SAI and will be included in the proxy statement sent to shareholders of the Old Funds. The change in Trustees and officers is not expected to have any substantial effect on the operations of the Trust.

The Commission has previously found that a reorganization of an open-end investment company that included a change in the members of a fund’s board, as well as a change in legal structure, did not require the separate registration of shares under the 1933 Act. In PEMCO, the reorganization included changing all of the members of the fund’s board of directors from the general partners of the predecessor limited partnership to an entirely new slate of directors.7 Here, the New Funds have a Board of Trustees whose members differ from those of the Old Funds’ Board of Directors, which change presents no greater impact on security holders than was presented in PEMCO, for which the Commission granted no-action relief.

Finally, the Commission staff’s interpretive release (the “Release”) on Rule 145 indicates that the exemption contained in Rule 145(a)(2) would be applicable to a change in domicile effected by way of a merger in which the surviving corporation would have a broader corporate purpose provision, where a new class of preferred stock was to be authorized, and where preemptive and cumulative voting rights were to be eliminated by the merger.8  The cumulative effect of the changes proposed for the Funds presents no greater impact on security holders than were presented in the aforementioned examples, each of which received no-action relief from the Commission.

Further, the practice of merging an existing mutual fund into a newly created fund without separately registering shares under the 1933 Act, where the attendant changes are commensurate with those proposed for the Funds, has been well established by industry practice, without objection from the Commission staff. Recent examples of registrants that have used a Schedule 14A proxy statement for such purpose include:

Unified Series Trust (File No. 811-21237), Definitive Proxy Statement, Jan. 11, 2013 (reorganization of one series from an Ohio business trust to a Delaware statutory trust; all new members of the board of trustees; change in legal counsel).

Advisors Series Trust (File No. 811-07959), Definitive Proxy Statement, Dec. 11, 2012 (reorganization of two series from a Delaware statutory trust to a Delaware statutory trust; all new members of the board of trustees; all new service providers other than the investment adviser and custodian).

Professionally Managed Portfolios (File No. 811-05037), Definitive Proxy Statement, Sept. 7, 2012 (reorganization of one series from a Massachusetts business trust to a Delaware statutory trust; all new members of the board of trustees; all new service providers other than the investment adviser).

Professionally Managed Portfolios (File No. 811-05037), Definitive Proxy Statement, Aug. 7, 2012 (reorganization of ten series from a Massachusetts business trust to a Delaware statutory trust; all new members of the board of trustees; increased fund expenses for certain series).

7 Id.; see Advance Investors Corp., SEC No-Action Letter, 1976 WL 10572 (Sept. 29, 1976) (reorganization of a closed-end Delaware corporation into an open-end Maryland corporation, including a change in certain members of the board of directors).

8 See Illustration II(b) in Securities Act Release No. 5463 (Feb. 28, 1974).

Trust for Professional Managers (File No. 811-10401), Definitive Proxy Statement, July 23, 2012 (reorganization of one series from a Delaware statutory trust to a Delaware statutory trust; all new members of the board of trustees; new investment adviser and other service providers; change in fundamental investment restrictions).

Mutual Fund Series Trust (File No. 811-21872), Definitive Proxy Statement, June 27, 2012 (reorganization of four series from an Ohio business trust to a Delaware statutory trust; all new members of the board of trustees).

Trust for Professional Managers (File No. 811-10401), Definitive Proxy Statement, June 3, 2011 (reorganization of one series from a Delaware statutory trust to a Delaware statutory trust; all new members of the board of trustees; all new service providers other than the investment adviser).

Advisors Series Trust (File No. 811-07959), Definitive Proxy Statement, Dec. 28, 2010 (reorganization of one series from a Delaware statutory trust to a Massachusetts business trust; all new members of the board of trustees; all new service providers other than the investment adviser; increase in advisory fees (although no increase in net expenses); change in principal investment strategies and fund name).

USFS Funds Tactical Asset Allocation Fund (the “Fund”)

Principal Investment Strategy (page 8)

Comment 2.
Where the disclosure states that the Fund may invest up to 50% of its assets in cash, please disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Response:
The Registrant does not believe that the allocation of up to 50% of the Fund’s assets in cash as part of its principal investment strategies constitutes a defensive position that would create a principal risk that the Fund may not achieve its investment objective.  The Fund’s investment objective is to “seek to provide above-average total return (capital appreciation and income) when compared to the broad U.S. equity market,” and an investment of up to 50% of the Fund’s assets in cash would reflect the adviser’s belief that doing so would help the Fund achieve its investment objective, rather than hinder it.

However, the Registrant does acknowledge that investing closer to 100% of the Fund’s assets in cash as a non-principal strategy would constitute a defensive position that could pose a greater risk to achieving the Fund’s objective.  Consequently, the Fund’s ability to take such a defensive position and the corresponding risk disclosure are included in the prospectus under the heading “Information about Non-Principal Investment Strategies”, in accordance with Instruction 6 to Item 9(b)(1) of Form N-1A.

*           *           *
If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

/s/ Michael D. Barolsky

Michael D. Barolsky, Esq.
Assistant Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for USFS Funds Trust